

DIVISION OF
CORPORATION FINANCE

July 14, 2009

<u>Via U.S. Mail and Facsimile</u>

Sandra J. Hall
President and CEO
Eugenic Corp.
1 King Street West
Suite 1505
Toronto, Ontario
Canada, M5H 1A1
Fax: 416.364.8244

> **Re: Eugenic Corp.**
> **Registration Statement on Form 20-F**
> **Filed April 29, 2009**
> **File No. 0-53646**

Dear Ms. Hall:

    We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Scott Rapfogel (212.400.6901)